By EDGAR
Peggy Kim
Special Counsel
Office of Mergers & Acquisitions	October 17, 2011
United States Securities and Exchange
Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Hines Real Estate Investment Trust, Inc.
Schedule TO-T filed May 25, 2011 by MIRELF IV REIT Investments, LLC et al.
SEC File No. 005-86245

Dear Ms. Kim:

On behalf of MIRELF IV REIT Investments, LLC, MIRELF IV REIT, Madison International Real Estate Liquidity Fund IV, LP. and Madison International Holdings IV, LLC (the “Bidders”), we are responding to your inquiry as to whether the Bidders’ final amendment to the Schedule TO referred to above complied with the requirements of Rule 14d-3(b)(2) under the Securities Exchange Act of 1934.

Rule 14d-3(b)(2) provides that a bidder making a tender offer “must file with the Commission . . . [a] final amendment to Schedule TO . . . reporting promptly the results of the tender offer”.  The Purchaser’s tender offer (the “Offer”) expired at 5:00 p.m., Eastern Time, on July 29, 2011. The final amendment to the Bidders’ Schedule TO was filed on October 13, 2011.  You have suggested to us that in light of the length of time that elapsed between the expiration of the Offer and the filing of the final amendment to the Bidders' Schedule TO, the filing of that final amendment may not have satisfied the promptness requirement of Rule 14d-3(b)(2).  In fact, as we have discussed by telephone, we believe the Bidders did satisfy the requirements of the Rule, because they filed the final Schedule TO amendment as promptly as practicable after the results of the tender offer were known.

The unusually long period that was required here in order for the Bidders to confirm the results of the Offer stems from the process required to effectuate transfers of the shares that were tendered in response to the Offer.  The issuer of the subject shares, Hines REIT, is an unlisted REIT (a corporation qualified for federal income tax purposes as a real estate investment trust that is subject to the periodic reporting requirements of the Exchange Act but whose shares are not listed on an exchange).  The shares issued by Hines REIT are issued in uncertificated form.  The process of transferring the tendered shares in this case was especially cumbersome because it required the involvement of custodians (over whom the Bidders have no control).  The tender offer documents used in the Offer permitted tendering shareholders to tender “all” their shares.   All of the shareholders who tendered in response to the Offer elected to tender “all” their shares.  Because the shares are uncertificated, the executed letters of transmittal were not accompanied by share certificates that would have indicated to the Bidders how many shares were being tendered.  Thus, the Bidders could not ascertain with certainty how many shares had been validly tendered until the relevant custodians, and Hines REIT’s transfer agent, completed the processing of the share transfers.  Despite the Bidders’ repeated requests to expedite the transfer process, the process in fact took an extraordinarily long time to complete.

Under the circumstances, the Bidders did what they reasonably could.  On August 8, 2011, the Bidders reported in Amendment No. 2 to their Schedule TO that six shareholders had tendered shares.  Although three of the six shareholders were paid on or before September 9, 2011, the other three shareholders remained unpaid as their custodians failed to respond to the Bidders' repeated requests for information.  Without the required information, the Purchaser deemed those shares to be invalidly tendered and as a result could not complete such sales.  The Bidders filed Amendment No. 3 to the Schedule TO,  reporting the final results of the Offer, on October 13, 2011 immediately upon reaching the conclusion that the remaining three sales could not be completed.

The Bidders respectfully submit that under the circumstances described above, the filing of the final amendment to their Schedule TO satisfied the requirements of Rule 14d-3(b)(2).

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The Bidders confirm that:

●	they are responsible for the adequacy and accuracy of the disclosures in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect of the filings; and

●	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further questions, please call the undersigned at 212-688-8777.

Very truly yours,

MIRELF IV REIT INVESTMENTS, LLC By: MIRELF IV REIT Its: Sole Member

By:	Madison International Real Estate Liquidity Fund IV, LP
Its:	Sole Trustee

By:	Madison International Holdings IV, LLC
Its:	General Partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MIRELF IV REIT

By:	Madison International Real Estate Liquidity Fund IV, LP
Its:	Sole Trustee

By:	Madison International Holdings IV, LLC
Its:	General Partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND IV, LP By: Madison International Holdings IV, LLC Its: General Partner

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman Managing Member

MADISON INTERNATIONAL HOLDINGS IV, LLC

By:	/s/ Ronald M. Dickerman
Ronald M. Dickerman Managing Member